140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
April 19, 2021	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Michael Fay

Terence O’Brien

Abby Adams

Christopher Edwards

Re:	Treace Medical Concepts, Inc.
Registration Statement on Form S-1
Filed March 30, 2021
File No. 333-254863

Ladies and Gentlemen:

Treace Medical Concepts, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission a Registration Statement on Form S-1 (File No. 333-254863) on March 30, 2021 (the “Prior Filing”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Prior Filing received on April 14, 2021 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

April 19, 2021

Risk Factors

Risks Related to This Offering and Ownership of Our Common Stock, page 43

1.

The revisions to your exclusive forum risk factor on page 48 and the related revisions to the description of the forum provisions on page 150 are unclear. On page 150, you state that the exclusive forum provisions will provide that federal district courts will be the exclusive forum for both Exchange Act claims and Securities Act claims. But in the same sentence on page 150 where you address Exchange Act claims, you appear to state that Exchange Act claims can only be brought in another state or federal court if they have first been dismissed by the Delaware Court of Chancery for lack of subject matter jurisdiction. Please clarify. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 48 and 150 of the Registration Statement. The Company further advises the Staff that following the closing of the offering, in addition to the disclosure in the Registration Statement, it intends to file a Form 8-K pursuant to Item 5.03 that will contain the same summary of the Company’s post-offering amended and restated certificate of incorporation (the “Charter”) and its amended and restated bylaws (the “Bylaws”). Such similar summary will inform investors that the exclusive forum provision contained in the Charter and Bylaws does not apply to any actions arising under the Exchange Act. The Company will also file both the Charter and Bylaws as exhibits to the Form 8-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 72

2.	Please disclose the specific reasons underlying the provision of inventory obsolescence.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 of the Registration Statement.

April 19, 2021

Business

Intellectual Property, page 104

3.

We note your response to comment 8. Item 101(h)(4)(ix) of Regulation S-K seeks information regarding the business of a smaller reporting company, including “patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration” “to the extent material.” If the licensed patent is not material, either revise the disclosure to clarify it is not material or consider removing it from the disclosure to avoid any misimpression.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of the Registration Statement.

* * *

April 19, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8216 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Phillip S. Stoup

Phillip S. Stoup, Esq. of LATHAM & WATKINS LLP

cc:	John T. Treace, Treace Medical Concepts, Inc.

Mark Hair, Treace Medical Concepts, Inc.

Jaime A. Frias, Treace Medical Concepts, Inc.

Brian J. Cuneo, Esq., Latham & Watkins LLP

Charles S. Kim, Esq., Cooley LLP

David Peinsipp, Esq., Cooley LLP

Kristin VanderPas, Esq., Cooley LLP